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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*

                                (Amendment No. 1)

                               Denny's Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24869P104
                   -----------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
                   -----------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

--------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 24869P104                                                 Page 2 of 5

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       -------------------------------------------------------------------------
       Lloyd I. Miller, III                  ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      [ ]

                                                                 (b)      [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER
        NUMBER OF
         SHARES                       2,921,859
      BENEFICIALLY            --------------------------------------------------
        OWNED BY              6       SHARED VOTING POWER
          EACH
        REPORTING                     1,873,884
         PERSON               --------------------------------------------------
          WITH                7       SOLE DISPOSITIVE POWER

                                      2,818,445
                              --------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                      1,977,298
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,795,743
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.8%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       IN-IA-OO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 5


Item 1(a).   Name of Issuer:
             Denny's Corporation

Item 1(b).   Address of Issuers's Principal Executive Offices:
             203 East Main Street
             Spartanburg, South Carolina 29319-9966

Item 2(a).   Name of Person Filing:
             Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship:
             U.S.A.

Item 2(d).   Title of Class of Securities:
             Common Stock, $0.01 par value

Item 2(e).   CUSIP Number:
             24869P104

Item 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
             (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4. OWNERSHIP: The reporting person (i) shares dispositive power with respect to 1,977,298 of the reported securities as (a) an investment advisor to the trustee of certain family trusts (b) an investment advisor to certain family members and other individuals and (c) the trustee to a certain grantor retained annuity trust,
             (ii) shares voting power with respect to 1,873,884 of the reported securities as (a) an investment advisor to the trustee of certain family trusts and (b) an investment advisor to certain family members and other individuals, (iii) has sole dispositive power with respect to 2,818,445 of the reported securities as (a) an individual, (b) the manager of a limited liability company that is the general partner of certain limited partnerships, (c) the trustee to certain family trusts, (d) as the custodian to certain accounts established under the Florida Uniform Gift to Minors Act and (e) the manager of a certain limited liability company, and
             (iv) has sole voting power with respect to 2,921,859 of the reported securities as (a) an individual, (b) the manager of a limited liability company that is the general partner of certain limited partnerships, (c) the trustee to certain family trusts, (d) as the custodian to certain accounts established under the Florida Uniform Gift to Minors Act (e) the manager of a certain limited liability company, and (f) the trustee to a certain grantor retained annuity trust

             (a)   4,795,743

             (b)   11.8%

             (c)   (i) sole voting power:            2,921,859

                   (ii) shared voting power:         1,873,884

                   (iii) sole dispositive power:     2,818,445

                   (iv) shared dispositive power:    1,977,298


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable.

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                                                                    Page 4 of 5

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable.

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

Item 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable.


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                                                                    Page 5 of 5


Item 10.     CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 2004                                /s/ Lloyd I. Miller, III
                                                        ------------------------
                                                        Lloyd I. Miller, III